File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                        AES Caracoles, SRL ("Caracoles")
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1

         Foreign utility status is claimed by AES Caracoles, SRL, an Argentine company with registered offices at Avenida del Libertador 602, 13th Floor, 1001 Capital Federal, Buenos Aires, Argentina. AES Caracoles, SRL operates Quebrada de Ullum, a 45 MW hydroelectric power plant located outside the city of San Juan, Province of San Juan, Argentina.

         The Provincial Government of San Juan, Argentina is the owner of the Quebrada de Ullum plant, while AES Caracoles, SRL owns 100% of the cash flows of the existing plant. The AES Corporation, a Delaware corporation, through its wholly owned subsidiary, AES Caracoles, SRL, an Argentine limited liability company, assumed operation of the plant in 1998.

         In addition, AES Caracoles, SRL has contracted to construct Los Caracoles, a 120 MW hydroelectric power plant with the option to construct Punta Negra, a 60 MW hydroelectric power plant. Both hydroelectric power plants will be located up-river from the Quebrada de Ullum facility.

         The Provincial Government of San Juan, Argentina will be the owner of the Los Caracoles and Punta Negra plants. AES will operate the plants and receive 100% of the plant's cash flows as part of a long-term concession agreement.

ITEM 2

         AES Caracoles, SRL has no domestic associate public utility companies. Additionally, no state commission certification is required under Section 33(a)(2) of the Act in connection with this filing.

EXHIBIT A

         Not Applicable.


         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                                By : /s/ William R. Luraschi
                                                     --------------------------
                                                      William R. Luraschi
                                                      General Counsel
                                                      The AES Corporation
                                                      1001 N. 19th Street
                                                      Arlington, Virginia 22209
                                                      (703) 522-1315


Dated:  June 10, 1999